MAIL STOP 3561

								November 2, 2005



Jonathan Kalman
Chairman of the Board
Jaguar Acquisition Corporation
1200 River Road
Suite 1302
Conshohocken, PA  19428


RE:	Jaguar Acquisition Corporation
	Registration Statement on Form S-1
	Filed September 28, 2005
      File No. 333-127135


Dear Mr. Kalman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our comment of September 16, 2005 with respect to the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement. Please advise the manner by which the repurchase agreements and your registration statement follow the guidance provided by the Division of Market Regulation, revise your repurchase agreements and registration statement, or both.
2. We note your response to our prior comment 2 and your statement that the company`s existing stockholders waive their right to exercise conversion rights with respect to any shares of the company`s common stock owned by them. Please revise your letter agreement Exhibit 10.19 to clarify that your existing stockholders will not have such conversion rights with respect to any shares purchased by them in the offering or in the after market.


Cover page
3. We note your response to comment 3. We continue to believe that the comment is applicable. Revise to limit your cover page to one page. See Item 501(a) of Regulation S-B.


Summary

Conversion rights for stockholders voting to reject a business combination, page 5
4. We note your response to comment 2. We also note your statement that "our existing stockholders will not have such conversion rights with respect to any shares of common stock owned by them prior to this offering, directly or indirectly." Please revise to indicate that your existing stockholders will not have such conversion rights with respect to any shares purchased by them in the offering or in the after market.


Risk Factors, page 9
5. Revise risk factor five to address the number and value of similar
blank check companies that have filed with the Commission and have not completed their initial public offerings.
6. We note that you have deleted the last two sentences in risk factor 5. We do not understand why you believe that the disclosure is not necessary.  Please revise or advise.
7. We note that you have revised the subheading of the risk factor
"Investors in this offering may engage ...."  It appears that your prior subheading better describe the risk to investors. Please revise the subheading for risk factor 23.



Use of Proceeds, page 20
8. We note your response to comment 13. Please revise footnote 1 to indicate the amount of offering expenses already paid.


Certain Transactions, page
9. We note that Jeff Gallant is the sole incorporator of Jaguar
Acquisition Corp.  It appears to us that Mr. Gallant and/or
Graubard
Miller would be a promoter. Please disclose the information required by Item 404(d) of Regulation S-B.


Financial Statements

General
10. Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 210.3-12 of Regulation
S-
X.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Raj Rajan at (202) 551-3388 or Hugh west at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or
David Link, who supervised the review of your filing, at (202)
551-
3356.


      Sincerely,



John Reynolds
Assistant Director


cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881


Jonathan Kalman
Jaguar Acquisition Corporation
November 2, 2005
Page 4